

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2019

Neal J. Suit
General Counsel and Secretary
Legacy Housing Corp
1600 Airport Freeway, Suite 100
Bedford, Texas 76022

  Re: Legacy Housing Corp
   Preliminary Proxy Statement on Schedule 14A
   Filed September 16, 2019
   File No. 001-38761

Dear Mr. Suit:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Spencer G. Feldman